Part III: Manner of Operations

Item 4: Hours of Operations

a. Provide the days and hours of operation of the NMS Stock ATS, including the times when orders or trading interest can be entered on the ATS, and any hours of operation outside of regular trading hours.

The ATS accepts orders between 9:30am ET and 4:00pm ET on weekdays, and follows the New York Stock Exchange hours of operation on partial trading days and holidays. The ATS is also closed on Columbus Day (the second Monday in October) and Veterans Day (November 11), and on November 12 if Veterans Day falls on a Sunday.

b. Are the hours of operations the same for all Subscribers and the Broker-Dealer Operator?

X Yes ☐ No

If no, identify and explain any differences.

Item 11: Trading Services, Facilities and Rules

a. Provide a summary of the structure of the NMS Stock ATS marketplace (e.g., crossing system, auction market, limit order matching book) and explain the means and facilities for bringing together the orders of multiple buyers and sellers on the NMS Stock ATS.

The Admiral ATS operates a displayed fully automated electronic limit order book that continuously matches and facilitates the execution of Subscriber buy and sell orders. All subscribers must be registered broker-dealers and correspondents or clients of Vision, all orders received by the Admiral ATS are firm orders. The Admiral ATS utilizes the price-time priority matching algorithm. Conditional orders are not accepted. The Admiral ATS accepts orders between 9:30am and 4:00pm ET on weekdays, except for during partial trading days and during the United States equity market holiday schedule, as followed by the New York Stock Exchange. The ATS is also closed on Columbus Day (the second Monday in October) and Veterans Day (November 11), and on November 12 if Veterans Day falls on a Sunday.

Item 19: Fees

a. Identify and describe any fees or charges for use of the NMS Stock ATS services, including the type of fees (e.g., subscription, connectivity), the structure of the fees (e.g., fixed, volume-based, transaction-based), variables that impact the fees (e.g., types of securities traded, block orders, form of connectivity to the ATS), differentiation among types of Subscribers (e.g., broker-dealers, institutional investors, retail) and range of fees (e.g., high and low).

Admiral does not charge a subscription, onboarding, or connectivity or message traffic fee

(or any other fee that is not transaction-based) for use of the ATS services. Admiral does not provide market data to subscribers ("market data" refers to publicly disseminated equity market data and not data from the Admiral ATS.). Admiral does not charge subscribers any display fees (see Item 15).

Fees are on a per-share basis, with $0.005 per share for taking liquidity and $0 for making liquidity. Admiral may, on a limited-time basis, reduce the standard $0.005-per-share taker fee by up to 50 percent (i.e., as low as $0.0025 per share). These discounts are offered only for promotional, volume-based, or liquidity-enhancement purposes, and run for a predefined period.

Admiral is assessed certain Consolidated Audit Trail (CAT) regulatory fees relating to trading on the Admiral ATS as an execution venue. Admiral is also assessed SEC Section 31 fees and FINRA Trading Activity Fees (TAF). Admiral will pass through all regulatory transaction fees to applicable subscribers at cost.

Item 22: Clearance and Settlement

a. Describe any procedures and material arrangements undertaken to facilitate the clearance and settlement of transactions on the NMS Stock ATS (e.g., whether the ATS becomes a counterparty, whether it submits trades to a registered clearing agency, or whether it requires Subscribers to have arrangements with a clearing firm).

Admiral's clearing broker is Vision. Upon the match of a buy and sell order (i.e., the execution of a trade) on the Admiral ATS, Admiral electronically transmits the details of the transaction to Vision, and sends trade confirmations to the parties to the trade.

As discussed in Part III, Item 7, Subscribers are responsible for ensuring that orders sent to the Admiral ATS can settle on T+0. A subscriber sending orders that cannot settle on T+0 is financially liable to Admiral and Vision for the costs of remediation (e.g. loss in value of position or borrowing costs) and this could also result in a temporary or permanent expulsion from the Admiral ATS.

All settlement occurs after the Admiral ATS closes. As a reminder, the Admiral ATS follows the New York Stock Exchange hours of operation,. but is also closed on Columbus Day (the second Monday in October) and Veterans Day (November 11), and on November 12 if Veterans Day falls on a Sunday.

For trades that can settle T+0, Vision will transfer the securities and cash internally on its own books and records, without utilizing the usual central clearing infrastructure (e.g., NSCC/DTC).

Trades that cannot settle T+0 will settle the regular way, i.e., T+1. In such cases, clearance and settlement will utilize the usual central clearing infrastructure (e.g., NSCC/DTC).

If necessary, Vision will buy-in or sell-out a position, and the debit position with Vision of the subscriber that failed to deliver funds or securities will be increased accordingly.

Following a trade, each subscriber broker receives a trade confirmation report from Vision. Vision (and each subscriber) maintains the trade records for compliance and customer statement purposes.